

April 17, 2024

Fahmi Karam
Chief Financial Officer
Upbound Group, Inc.
5501 Headquarters Drive
Plano, TX 75024

> **Re: Upbound Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K Furnished February 22, 2024**
> **File No. 001-38047**

Dear Fahmi Karam:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished February 22, 2024

Exhibit 99.2 Upbound Group, Inc. Earnings Release
Fourth Quarter and Full Year 2023 Results & Key Metrics
Fourth Quarter Consolidated Results, page 1

1. Please present the most directly comparable GAAP measure "net income" for Adjusted EBITDA for fourth quarter and full year 2023 operating results. This applies to other charts in Exhibit 99.2 where you present and discuss operating profit as the most directly comparable GAAP measure for Adjusted EBITDA. This comment also applies to your Investor Presentation in Exhibit 99.3. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Reconciliation of operating profit (loss) to Adjusted EBITDA (consolidated and by segment)
Three months ended December 31, 2023 and 2022
Years Ended December 31, 2023 and 2022, page 15

2.  Please reconcile "Adjusted EBITDA" to the most directly comparable GAAP measure "net income" for the three months and years ended December 31, 2023 and 2022. This comment also applies to your Investor Presentation in Exhibit 99.3. Refer to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Exhibit 99.3 Investor Presentation
Supplemental Segment Performance Details - Including Non-GAAP Adjustments, page 24

3.  It appears you remove "other charges" in arriving at non-GAAP operating expenses. Please describe the nature of the other charges and quantify each component therein to the extent material. Also, disclose why you believe it is appropriate to adjust for these charges and why it is meaningful to investors to do so. Further, describe the operating expenses adjusted to remove other charges as non-GAAP for clarity. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services